NOL

RECEIVED
2006 MAY -8 P 12:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 May 2006

06013190

By Courier

SUPPL

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 3, 2006. Attached is a copy of the announcement for your attention, please.

Yours faithfully

PROCESSED
MAY 09 2006 E
THOMSON
FINANCIAL

Wong Kim Wah (Ms)
Company Secretary

Enc
/cl

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	02-May-2006 17:18:58
Announcement No.	00078

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 3, 2006
Description	Attached is the operating performance year-to-date (YTD) 2006 and for the 4 weeks (Period 3) from 11 March 2006 to 7 April 2006.
Attachments:	NOL_Operating_Performance_for_P3_2006.pdf Total size = **42K** (2048K size limit recommended)

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Monthly Operational Update (Unaudited)

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number : 196800632D

2 May 2006

NOL's operating performance year-to-date (YTD) 2006 and for the 4 weeks (Period 3) from 11 March 2006 to 7 April 2006 are as follows:

	YTD 2006	YTD 2005	% Change	Period 3, 2006	Period 3, 2005	% Change
Liner						
a) Volume (FEU)	529,800	499,100	6	162,400	154,000	5
b) Average Revenue Per FEU (US$/FEU)	2,700	2,732	(1)	2,698	2,735	(1)
Logistics						
Revenue by Biz Segments (US$'000)						
Contract Logistics Services	240,100	219,400	9	67,900	63,600	7
International Services	103,500	97,500	6	29,000	28,300	2
Total	343,600	316,900	8	96,900	91,900	5

* *Summation may not add up due to rounding*

Liner: YTD volumes increased 6% YoY while Period 3 (P3) volumes rose 5% YoY. Both YTD and P3 average revenues per FEU declined 1% over the corresponding period last year.

Logistics: YTD revenues increased 8% YoY, registering a total of US$343.6 million. Contract Logistics' revenues continued to lead this growth, registering a 7% YoY increase in P3.

Note : Periods 1 and 12 comprise 6 weeks while Periods 2 to 11 comprise 4 weeks.

APL Average Revenue per FEU (updated as at Period 3, 2006)


APL Average Revenue per FEU (2003-2006)
3,000
2,500
2,000
1,500
US$/FEU
P1 03
P2 03
P3 03
P4 03
P5 03
P6 03
P7 03
P8 03
P9 03
P10 03
P11 03
P12 03
P1 04
P2 04
P3 04
P4 04
P5 04
P6 04
P7 04
P8 04
P9 04
P10 04
P11 04
P12 04
P1 05
P2 05
P3 05
P4 05
P5 05
P6 05
P7 05
P8 05
P9 05
P10 05
P11 05
P12 05
P1 06
P2 06
P3 06
Period
Period 3, 2006
Y-o-Y : -1%